June 3, 2014

VIA EDGAR U.S. Securities and Exchange Commission Edward P. Bartz, Esq. Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Gladstone Investment Corporation

Registration Statement on Form N-2, as amended

File No. 333-181879

Dear Mr. Bartz:

Gladstone Investment Corporation (the “Company”) filed Post-Effective Amendment No. 3 to the Registration Statement (“Post-Effective Amendment No. 2”) under the Securities Act of 1933 (the “Securities Act”) via EDGAR as a POS 8C filing on June 3, 2014. The Registration Statement relates to the shelf offering from time to time, in one or more offerings or series, together or separately, of up to $300,000,000 worth of the Company’s common stock, preferred stock, subscription rights, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock, or debt securities under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford Post-Effective Amendment No. 3 selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984). The disclosure contained in Post-Effective Amendment No. 3 is substantially similar to the disclosure contained in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement filed on July 17, 2012 that was declared effective on July 26, 2012 and Post-Effective Amendment No. 2 filed on June 7, 2013 and declared effective on July 26, 2013. Post-Effective Amendment No. 3 has been updated primarily to include the audited financial statements for the year ended March 31, 2014, and related financial information and data for the year ended March 31, 2014, including updated information on the Company’s portfolio investments. Additionally, Post-Effective Amendment No. 3 updates as much other information as was practicable to a more recent date.

If you have any questions or comments regarding the foregoing, please feel free to contact me via phone at (703) 287-5860 or contact our outside counsel, Lori Morgan with Bass, Berry & Sims PLC at (615) 742-6280 or via email at lmorgan@bassberry.com.

Sincerely,

GLADSTONE INVESTMENT CORPORATION

/s/ David Watson

David Watson
Chief Financial Officer and Treasurer